SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

11 November, 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
            Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

London,
11
November

2008

PROTHERICS PLC
 (
"
PROTHERICS
"
)

Offer Update: Results
of
Protherics
Shareholder Meetings

The following announcement updates the announcement made by Protherics earlier today, in which an incorrect number was included in the column setting out the number of Scheme Shares represented by votes cast against the Scheme of Arrangement.

The remainder of the
 announcement remains
 unchanged.

Further to the announcement made by Protherics on 17 October 2008 regarding the posting of the Scheme Document in relation to the recommended all share offer by BTG plc ("BTG") for Protherics (the "Recommended Offer"), t
he
Independent Directors of Protherics are
pleased to announce that

the Court Meeting and EGM held earlier today to approve the Scheme of Arrangement by which the Recommended Offer is being implemented
have both concluded successfully.

At the Court Meeting, the required majority in number of those Scheme Shareholders present and voting, either in person or by proxy, representing approximately 99.4
 per cent. in nominal value of all Scheme Shares
in respect of which votes were cast
, voted in favour of the Scheme. The voting of those Scheme Shareholders who cast votes either in person or by proxy at the Court Meeting was as follows:

	Total Votes		Votes For The Scheme		Votes Against The Scheme
	No. of Scheme Shareholders	No. of Scheme Shares Represented	No. of Scheme Shareholders (and %)	No. of Scheme Shares Represented (and %)	No. of Scheme Shareholders (and %)	No. of Scheme Shares Represented (and %)
Totals in person and by proxy	785	244,371, 671	717 (91.3%)	243,009,601 (99.4%)	68 (8.7%)	1,362,070 (0.6%)

At the EGM, the special resolution required to approve the Scheme of Arrangement and associated Reduction of Capital was passed as a special resolution on a show of hands.

In order to become effective in accordance with its terms, the Court must now sanction the Scheme at the Scheme Court Hearing and subsequently confirm the associated Reduction of Capital at the Reduction Court Hearing. These hearings are scheduled to take place on 1 December 2008 and 3 December 2008 respectively. Following the sanction of the Scheme and confirmation of the Reduction of Capital by the Court, it is then
 expected that the last day of dealings in Protherics Shares will be
3
 December 2008 and the listing of Protherics Shares will be cancelled at 8.00 a.m. on 4 December 2008, the anticipated Effective Date of the Scheme. New BTG Shares will be credited to CREST accounts on the same date. It is expected that share certificates for New BTG Shares will be dispatched by no later than 18 December 2008.

Copies of the resolutions passed at the Meetings have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: The Financial Services Authority, 25 The North Colonnade, London E14 5HS
.

The Scheme Court Hearing and the Reduction Court Hearing will be heard before a Companies Court Judge at the Royal Courts of Justice, Strand, London WC2A 2LL on Monday 1 December 2008 and Wednesday 3 December 2008 respectively.
It is anticipated that details
of each Court Hearing will be published
by Her Majesty's Court Service in the Daily Cause List for the Chancery Division of the Royal Courts of Justice
in
each case on the Business Day prior to the date of the relevant hearing. The
Chancery Division
 listing office can be contacted on
020 7947 6690

between 10.30 a.m. and 4.30 p.m. (London time)
, Monday-Friday.

Terms defined in the Scheme Document shall have the same meaning(s) when used in this announcement.

Enquiries

Protherics
Dr Andrew Heath, Chief Executive Officer Rolf Soderstrom, Chief Financial Officer	Tel: 020 7246 9950

BTG
Christine Soden, Chief Financial Officer Andy Burrows, Director of Investor Relations	Tel: 020 7575 0000

Jefferies (financial adviser to Protherics)
Ian Crosbie Chris Snoxall (corporate broking)	Tel: 020 7029 8000

Rothschild (financial adviser to BTG)
Dr Lynn Drummond	Tel: 020 7280 5000

Nomura Code Securities (broker to Protherics) Chris Collins	Tel: 020 7776 1200

Piper Jaffray (joint broker and adviser to BTG) Neil Mackison / Jamie Adams	Tel: 020 3142 8700

Credit Suisse (joint broker and adviser to BTG)
Stephanie Leouzon / Tristan Lovegrove	Tel: 020 7888 8000

Financial Dynamics Ben Atwell	Tel: 020 7831 3113

Jefferies, which is authorised and regulated in the UK by the Financial Services Authority, is acting as financial adviser and broker to Protherics in connection with the Recommended Offer and no-one else and will not be responsible to anyone other than Protherics for providing the protections afforded to clients of Jefferies nor for providing advice in relation to the Acquisition nor any other matter referred to in this announcement.

Rothschild, which is authorised and regulated in the UK by the Financial Services Authority, is acting as financial adviser and sponsor to BTG in connection with the Recommended Offer and no-one else and will not be responsible to anyone other than BTG for providing the protections afforded to clients of Rothschild nor for providing advice in relation to the
Acquisition
nor any other matter referred to in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 11 November, 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director